UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Semper Paratus Acquisition Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G8028L107

(CUSIP Number)

Surendra Ajjarapu

Chief Executive Officer

Semper Paratus Acquisition Corporation

515 Madison Avenue, 8th Floor – Suite 8133

New York, New York 10022

With a copy to:

Andrew Tucker

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Telephone: (202) 689-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8028L107	SCHEDULE 13D	Page 2 of 6

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): 92-1731688 SSVK Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (1) (a)____ (b)____
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 8,988,889 (2)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,988,889 (2)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,988,889 (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 56.8% (3)
14.	Type of Reporting Person OO

(1)	The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
(2)	Consists of 8,988,889 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Semper Paratus Acquisition Corporation (the “Issuer”). Excludes 500,000 shares of the Issuer’s Class A ordinary shares issuable upon exercise of Placement Warrants which will not become exercisable within 60 days.
(3)	The amount beneficially owned by the Reporting Person is determined based on 15,816,386 Class A ordinary shares outstanding as of May 22, 2023, as the Issuer reported in its Form 10-Q filed with the SEC on May 22, 2023.

CUSIP No. G8028L107	SCHEDULE 13D	Page 3 of 6

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Surendra Ajjarapu
2.	Check the Appropriate Box if a Member of a Group (1) (a)____ (b)____
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 8,988,889 (2)(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,988,889 (2)(3)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,988,889 (2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 56.8% (4)
14.	Type of Reporting Person IN

(1)	The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).
(2)	The shares reported in this Schedule 13D as beneficially owned by Surendra Ajjarapu were acquired pursuant to a purchase agreement, dated as of May 4, 2023, entered into by and among, SSVK Associates, LLC (the “New Sponsor”), the Issuer, and other certain securityholders for an aggregate purchase price of $1 (one dollar) due on the date on which a business combination is completed. Mr. Ajjarapu, the Issuer’s Chairman and Chief Executive Officer is the manager of the New Sponsor. Mr. Ajjarapu may be deemed to beneficially own the securities held by the New Sponsor by virtue of his control over the New Sponsor. Mr. Ajjarapu disclaims beneficial ownership of the securities held by the New Sponsor, except to the extent of his respective pecuniary interest.
(3)	Consists of 8,988,889 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer. Excludes 500,000 shares of the Issuer’s Class A ordinary shares issuable upon exercise of Placement Warrants which will not become exercisable within 60 days.
(4)	The amount beneficially owned by the Reporting Person is determined based on 15,816,386 Class A ordinary shares outstanding as of May 22, 2023, as the Issuer reported in its Form 10-Q filed with the SEC on May 22, 2023.

CUSIP No. G8028L107	SCHEDULE 13D	Page 4 of 6

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A ordinary shares of Semper Paratus Acquisition Corporation, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive office is located at 767 Third Avenue, 38th Floor, New York, NY, 10017.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Surendra Ajjarapu, an individual, and SSVK Associates, LLC, a limited liability company (the “Reporting Persons”).

(b) The business address of both Reporting Persons is 515 Madison Avenue, 8th Floor - Suite 8078, New York, New York 10022.

(c) Mr. Ajjarapu is the manager of SSVK Associates, LLC and the Chief Executive Officer and Chairman of the Issuer. SSVK Associates, LLC is organized under the laws of the State of Delaware.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ajjarapu is a citizen of the United States of America. SSVK Associates, LLC is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 4, 2023, the Issuer entered into a purchase agreement (the “Sponsor Share Purchase Agreement”) with SSVK Associates, LLC (the “New Sponsor”) and Semper Paratus Sponsor LLC (the “Original Sponsor”), pursuant to which the New Sponsor will purchase from the Original Sponsor (x) 7,988,889 Class A ordinary shares and (y) 1,000,000 private placement units, each consisting of one Class A ordinary share and one-half of one redeemable warrant that is exercisable for one Class A ordinary share, free and clear of all liens and encumbrances, for an aggregate purchase price of $1.00 payable at the time of the initial business combination.

The summary description of the Sponsor Share Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Sponsor Share Purchase Agreement, a copy of which is attached hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate the investment in the securities on a continual basis.

CUSIP No. G8028L107	SCHEDULE 13D	Page 5 of 6

The Issuer had until February 8, 2022 (which is 15 months from the closing of the initial public offering) to consummate an initial business combination. However, Issuer anticipated that it may not be able to consummate its initial business combination within 15 months, and by resolution of its board, the Issuer, extended the period of time to consummate a business combination by an additional ten months to December 15, 2023, subject to New Sponsor depositing additional funds into the trust account.

Except as disclosed above, the Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer’s amended and restated memorandum and articles of association; the shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Item 5.	Interests in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) As of May 22, 2023, there were 15,816,386 Class A ordinary shares, $0.0001 par value, and 0 Class B ordinary shares, $0.0001 par value, issued and outstanding, as reported in Issuers Form 10-Q filed with the SEC on May 22, 2023.

As of the filing date of this Schedule 13D (the “Filing Date”), Mr. Ajjarapu beneficially owns 56.8% of the outstanding voting control of the Issuer, consisting of (i) 8,988,889 Class A ordinary shares, 1,000,000 of which are underlying the Private Placement Units. The warrants underlying the Private Placement Units to purchase 500,000 Class A ordinary shares are excluded from the number of Class A ordinary shares as the warrants will not become exercisable within 60 days. Mr. Ajjarapu disclaims beneficial ownership of the reported securities held by SSVK Associates, LLC, except to the extent of his pecuniary interests therein.

As of the Filing Date, SSVK Associates, LLC beneficially owns 56.8% of the outstanding voting control of the Issuer, consisting of (i) 8,988,889 Class A ordinary shares, 1,000,000 of which are underlying the Private Placement Units. The warrants underlying the Private Placement Units to purchase 500,000 Class A ordinary shares are excluded from the number of Class A ordinary shares as the warrants will not become exercisable within 60 days.

(b) As of the Filing Date, Mr. Ajjarapu has the sole power to vote or direct the voting of, and to dispose or direct the disposition of 8,988,889 Class A ordinary shares.

(c) Except as otherwise described in Item 3, Item 6, or elsewhere in this Schedule 13D, no transactions in the shares of Class A ordinary shares were effected by any of the Reporting Persons during the past 60 days.

(d) Except as described herein with respect to indirect holdings by the Reporting Persons, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. G8028L107	SCHEDULE 13D	Page 6 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference into this Item 6. To the best of the knowledge of each Reporting Person, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Except for the arrangements described in this Schedule 13D, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Description
1	Joint Filing Agreement among the Reporting Persons, dated July 7, 2023
2	Sponsor Share Purchase Agreement, dated May 4, 2023, by and among SSVK Associates, LLC, Semper Paratus Acquisition Corporation and Semper Paratus Sponsor LLC. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed May 9, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 7, 2023

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu.

SSVK ASSOCIATES, LLC

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Manager